Exhibit 99.2

NICE Honored with STAR Award for Professional
Services Excellence in Enabling Customer Success

NICE Recognized for Commitment to Improving Technology Services

Ra’anana, Israel, June 11, 2012, NICE (NASDAQ: NICE) announced it has been named the winner of the Spring 2012 Technology Services Industry Association (TSIA) STAR Award for Professional Services Excellence in Enabling Customer Success. The award was announced May 9 at the Technology Services World (TSW) 2012 Best Practices conference in Santa Clara, California.

The TSIA STAR Award for Professional Services Excellence in Enabling Customer Success is meant to recognize Professional Services organizations for demonstrating an organizational commitment to and record of achievement in enabling customer success. Successful candidates should not only be able to demonstrate a strong culture and process, but also a clear benefit to the Professional Services organization or to the company as a result of excellence in enabling customer success.

NICE was recognized for its Business Consulting Value Realization Score Card (VRSC). This innovative tool provides high-resolution assessments of realized customer value during project implementation by tracking the business consulting services progress. Furthermore, VRSC provides a quick method to accurately identify problems and opportunities during solution implementation. The tool also allows for customer-to-customer benchmarking. Since its implementation in 2008, customers have consistently reported that they were able to achieve better results thanks to the tool.

“We are honored to be a winner of this prestigious award,” said Elliot Danziger, General Manager NICE Global Services. “We’re proud of our proven track record in business consulting. With VRSC, NICE consultants are optimizing the implementation process by guiding customers and professional services personnel in a highly effective way.”

“The STAR Awards program is a long-standing honor in the technology services industry, recognizing organizations that set the standard for leadership and dedication to this important market space,” said J.B. Wood, president and CEO of TSIA. “NICE has clearly demonstrated its high-level commitment to delivering world-class results in the area of Professional Services Excellence in Enabling Customer Success, and it was an honor to recognize them at our TSW Best Practices event.”

Companies seeking the STAR Award undergo a rigorous evaluation process, with the winners selected by TSIA’s service discipline advisory board members. Since its inception in 1990, the STAR Awards have become one of the highest honors in the technology services industry, acknowledging the contribution of companies of all sizes to the continual improvement of technology services delivery industry-wide. For information on the STAR Awards, go to www.tsia.com/awards_and_certifications/star_awards.html

About NICE
NICE (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com

About TSIA
The Technology Services Industry Association (TSIA) is the world's leading organization dedicated to advancing the business of technology services. Technology services organizations large and small look to TSIA for world-class business frameworks, best practices based on real-world results, detailed performance benchmarking, exceptional peer networking opportunities, and high-profile certification and awards programs. TSIA corporate members represent the world’s top technology companies as well as scores of innovative small and midsize businesses in four major markets: enterprise IT & telecom, consumer technology, healthcare & healthcare IT, and industrial equipment & technology. www.tsia.com

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NICE Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

NICE Investors
Marty Cohen, +1 212 574 3635,ir@nice.com, ET
Anat Earon-Heilborn, +972 9 775-3798,ir@nice.com, CET

Media Contact for TSIA
Suzanne Hite
410-774-5322
suzanne.hite@tsia.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including those by Messer Danzinger, are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.